Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
February 11, 2013

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release
Credit Suisse Announces First Monthly Coupon of $0.1146 per ETN on its Gold Shares Covered Call ETN (ticker symbol “GLDI”).

New York, February 11, 2013 Credit Suisse today declared $0.1146 per ETN as the amount of the monthly coupon for GLDI. This coupon is payable on February 25, 2013 to holders of record on February 20, 2013. The ex-dividend date is February 15, 2013.

GLDI, which tracks the Credit Suisse NASDAQ Gold FlowsTM (Formula-Linked Over Write Strategy) 103 Index, began trading on the NASDAQ on January 29th. GLDI seeks to implement a rolling ‘covered call’ strategy by maintaining a notional long position in shares of the SPDR® Gold Trust ETF (GLD) while notionally selling monthly out-of-the-money call options on that position. Holders of GLDI will be entitled to receive variable monthly payments based on the notional option premiums received from the sale of the covered call options each month.

For more information on the Credit Suisse suite of ETN offerings, please visit: www.credit-suisse.com/etn.

The ETN may not suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

Press Contact

Katherine Herring, Credit Suisse, telephone +1 212-325-7545, katherine.herring@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

Holders may receive less, and possibly significantly less, than the stated principal amount per ETN at maturity or upon repurchase or sale. Credit Suisse Gold Shares Covered Call ETNs track the performance of the Credit Suisse NASDAQ Gold FLOWSTM 103 Index; the ETNs are not linked to and investors have no rights to any physical commodity. Monthly coupon payments on the ETNs will vary and could be zero. Variable monthly coupons are generated from selling covered calls, which limits upside participation. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the pricing supplement dated January 28, 2013, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2013, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.